Filed Pursuant to Rule 253(g)(2)

File No. 024-12313

SUPPLEMENT NO. 3 DATED MARCH 18, 2024

MASTERWORKS VAULT 4, LLC

This Supplement No. 3 dated March 18, 2024 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 4, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”). This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of December 31, 2023. In addition, the Median Repeat Sale Pair Appreciation metric is now reflected only if there are at least 15 repeat sale pairs identified in the database. Accordingly, the Sharpe Ratio, Record Price Appreciation and Median Repeat Sale Pair Appreciation for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Alighiero Boetti	0.77
Cecily Brown	1.25
Lynne Mapp Drexler	N/A
Günther Förg	1.07
Helen Frankenthaler	1.71
Adrian Ghenie	N/A
Barkley L. Hendricks	N/A
Yayoi Kusama	1.25
Alice Neel	N/A
Elizabeth Peyton	N/A
Kenny Scharf	0.97
Avery Singer	N/A
Pierre Soulages	0.56
Jonas Wood	N/A

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Alighiero Boetti	25.7%	$2,100	April 29, 1988	$7,400,000	December 31, 2023
Cecily Brown	20.7%	$75,000	November 13, 2000	$5,800,000	December 31, 2023
Lynne Mapp Drexler	59.1%	$50	April 19, 2002	$1,200,000	December 31, 2023
Günther Förg	11.4%	$38,000	May 8, 1990	$1,426,635	December 31, 2023
Helen Frankenthaler	12.6%	$60,000	May 9, 1984	$6,700,000	December 31, 2023
Adrian Ghenie	61.9%	$18,000	March 8, 2011	$8,662,588	December 31, 2023
Barkley L. Hendricks	63.2%	$3,250	May 5, 2008	$5,000,000	December 31, 2023
Yayoi Kusama	24.2%	$10,000	October 9, 1992	$8,800,000	December 31, 2023
Alice Neel	18.9%	$3,000	February 23, 1985	$2,500,000	December 31, 2023
Elizabeth Peyton	27.2%	$6,000	November 17, 1999	$2,000,000	December 31, 2023
Kenny Scharf	16.5%	$2,112	May 2, 1985	$780,000	December 31, 2023
Avery Singer	123.2%	$28,711	October 6, 2017	$4,300,000	December 31, 2023
Pierre Soulages	19.8%	$12,271	December 4, 1983	$17,300,000	December 31, 2023
Jonas Wood	79.7%	$11,000	June 7, 2013	$5,400,000	December 31, 2023

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Alighiero Boetti	11.8%	45	December 1, 1994	December 8, 2022
Cecily Brown	17.1%	32	November 14, 2000	November 7, 2023
Lynne Mapp Drexler	N/A	N/A	N/A	N/A
Günther Förg	19.4%	53	November 7, 1990	December 2, 2023
Helen Frankenthaler	13.3%	36	May 8, 1984	November 16, 2023
Adrian Ghenie	N/A	N/A	N/A	N/A
Barkley L. Hendricks	N/A	N/A	N/A	N/A
Yayoi Kusama	22.9%	159	March 11, 1998	November 29, 2023
Alice Neel	N/A	N/A	N/A	N/A
Elizabeth Peyton	N/A	N/A	N/A	N/A
Kenny Scharf	8.6%	24	May 9, 1990	September 27, 2023
Avery Singer	N/A	N/A	N/A	N/A
Pierre Soulages	12.8%	40	July 3, 1987	December 13, 2023
Jonas Wood	N/A	N/A	N/A	N/A